| | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 |
|---|---|---|---|---|---|---|
| CSB | $100.00 | $155.82 | $242.55 | $157.79 | $75.27 | 75.77 |
| NASDAQ Bank | $100.00 | $167.40 | $166.30 | $159.90 | $182.40 | $197.40 |
| S & P | $100.00 | $133.50 | $172.20 | $208.50 | $190.00 | $167.60 |


Performance Graph
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
1996
1997
1998
1999
2000
2001
CSB
NASDAQ
S&P